SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of October


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                Form 20-F _____X_____ Form 40-F ___________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the Securities Exchange Act of 1934.)


                Yes _____________ No____X_______


(if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)


               Schedule of Information Contained in this Report:

1. The English language press release of Van der Moolen Holding N.V. dated October 12, 2005 announcing the signing of the definitive agreement to acquire Curvalue.

          Van der Moolen Holding Signs Definitive Agreement to Acquire
                    Curvalue Beheer Financial Services Group


    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Oct. 13, 2005--Following the press release of 27 May 2005 in which Van der Moolen Holding N.V.(NYSE:VDM)(Euronext Amsterdam:VDMN) announced its intention to acquire 100% of the shares of Curvalue Beheer B.V. and all its subsidiaries, Van der Moolen is pleased to announce that a definitive agreement was signed on 12 October 2005 to acquire Curvalue. The agreement is signed on the terms as indicated in the above mentioned press release.
    The transaction remains subject to customary conditions including regulatory consents and is expected to be completed in January 2006.
    The agreement to acquire Curvalue is an important breakthrough for Van der Moolen, allowing it to strengthen its European operations in accordance with its growth strategy. By integrating Curvalue's operations and through Curvalue's 'OnlineTrader', Van der Moolen has entered the market of institutional internet brokerage both in derivatives and securities and will expand into trading in derivatives within Europe. The activities and state-of-the-art software of Curvalue will both complement and strengthen Van der Moolen's current operations.
    Together with the announcement of its third quarter 2005 results on 27 October 2005, Van der Moolen will elaborate on how it intends to integrate the business of Curvalue into its own operations, and provide background on Curvalue's operations.

    Van der Moolen trades on the leading US and European equity exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 11% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 100,000 trades a day. Turnover and price volatility are the most important factors influencing its results. Van der Moolen's shares are listed on Euronext Amsterdam and American Depositary Receipts representing Van der Moolen shares are listed on the NYSE. For more information about Van der Moolen, please visit www.vandermoolen.com.

    Curvalue, founded in 1991, is one of the leading independent trading and broker/dealer houses in Europe. The company focuses mainly on the European equity and derivative exchanges as a specialist. In 2005 Curvalue launched the Internet broker 'OnlineTrader' which provides professional clients with direct access to the world's markets for futures and options. All activities of Curvalue are supported and maintained mainly by its in-house built software platform. For more information about Curvalue, please visit www.curvalue.com.

    For more information about this transaction please contact Van der Moolen (+31 20 535 67 89 or info@vandermoolen.com).

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.


    CONTACT: Van der Moolen Holding N.V.
             Investor Relations/Corporate Communications
             Telephone: +31 (0)20 535 6789
             info@vandermoolen.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VAN DER MOOLEN HOLDING N.V.


Date: October 12, 2005                  By: /s/ Friedrich M.J. Bottcher
                                            ---------------------------
                                        name: Friedrich M.J. Bottcher
                                        title: Chairman of the Executive Board


                                        By: /s/ Leo J. Pruis
                                            ---------------------------
                                        name: Leo J. Pruis
                                        title: Chief Financial Officer
                                           Member of the Executive Board


                                        By: /s/ Casper F. Rondeltap
                                            ----------------------------
                                        name : Casper F. Rondeltap
                                        title: Member of the Executive Board



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